Exhibit 99.1

October 26, 2005

Companhia Vale do Rio Doce

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ

Brazil

Re:	Letter of Consent

Gentlemen:

Pincock Allen & Holt, Inc. (“PAH”) hereby consents to being named in the Annual Report on Form 20-F of Companhia Vale do Rio Doce (“CVRD”) and Vale Overseas Limited for the year ended December 31, 2004 (the “2004 20-F”) in reference to PAH’s review of CVRD’s mineral reserves as of December 31, 2004, which was conducted in March and April 2005. PAH also consents to the incorporation by reference of the 2004 20-F into the Registration Statement on Form F-3 (File Nos. 333-110867; 333-10867-01) of CVRD and Vale Overseas Limited.

Sincerely,

Pincock Allen & Holt, Inc.

/s/ Richard J. Lampert

Richard J. Lambert, P.E.

Manager, Mine Engineering and Geological Services